Filed by Ebix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Yatra Online, Inc.

Commission File No.: 001-37968

Date: July 19, 2019

Companies:	EBIX and Yatra

Conference Title:	Ebix Acquisition of Yatra Online

Moderator:	Darren Joseph

Date:	July 19, 2019

Operator: Please stand by. Good day everyone and welcome to the Ebix acquisition of Yatra online conference call. Today’s conference is being recorded. On the call today with Darren Joseph, Robin Raina and Dhruv Shringi. At this time I would like to turn the conference over to Darren Joseph. Please go ahead.

Darren Joseph: Thank you. Some of our discussion and responses to your questions may contain forward-looking statements including but not limited to statements about the expected completion of the merger and the timing thereof and the satisfactory or waiver of any conditions to the consummation of the merger as there can be no assurances that the merger will be consummated. Generally these forward-looking statements can be identified by the use of forward-looking terminology such as anticipate, believes, estimate, expect, intend, will, project, seek, seem, should and similar expressions. Such statements include among other things management’s belief, estimates and projections as well as our strategic and operational plans.

Finally discussions regarding acquisitions for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities nor is it a substitute for any offer material of Ebix and its acquisition subsidiary will file with the SEC. No offer of security shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 as amended or an exemption there from and otherwise in accordance with applicable law.

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The proposed transaction involving Ebix and Yatra will be submitted to the shareholders of Yatra for their consideration. In connection with the proposed transaction between Ebix and Yatra Ebix intends to file a registration statement on Form S4, Yatra intends to file a report of forward and private issuer on form 6K which will contain the proxy statement prospectus concerning the proposed merger. And Yatra will mail the joint proxy statement prospectus to its shareholders.

This report is not a substitute for the registration statement and proxy statement prospectus that Ebix and Yatra will file with the SEC or any other documents that Ebix and Yatra may file with the SEC or send to shareholders of Yatra in connection with the proposed transaction. Before making any voting decision Yatra’s investors and shareholders are urged to read the registration statement and proxy statement prospectus including any amendments or supplements thereto regarding the proposed transaction when they become available because they will contain important information.

Investors and shareholders may obtain free copies of the proxy in statement prospectus and S4 when they become available and any other documents filed by Ebix and Yatra with SEC at the SEC’s Web site at www.sec.gov. In addition free copies of the proxy statement prospectus when available and Yatra’s other SEC filings are also available on Yatra’s Web site at www.yatra.com. I will now turn the call over to Robin and Dhruv.

Robin Raina: Thanks Darren.

Male: Thank you Darren.

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Robin Raina: Let me start with a few opening remarks and I’ll basically keep it very brief and we’ll open it up for questions after that. I think we’re very excited with this acquisition we—with the—we feel that this acquisition will lead itself, lend itself to significant synergies and emergence of Ebix as India’s largest and most profitable services company besides helping us achieve that goal of becoming the largest enterprise financial exchange in the Asian subcontinent.

Over the last few months we have worked very closely with Yatra during our due diligence evolve a detailed synergistic plan that once fully executed we believe can provide between 40 cents to 75 cents of accretion in the non-GAAP Ebix EPF. We’re obviously very excited by the cross-selling opportunity that this combination provides us while helping us further with some of the revenue growth that we have.

We’re targeting as I have previously said in my investor calls we’re targeting revenue of somewhere close to $145 million to $150 million a quarter by the end of this year or—as soon as this acquisition gets closed. We believe post the acquisition of Yatra our quarterly run rate would be around $145 million to $150 million a quarter in India and that lends itself to significant synergies and also to significant value for an IPO that we are presently thinking of in the second quarter of 2020.

Having said that I think I’ve—that’s like basically my initial remarks. I think I would just close that by saying we’re extremely excited by the leadership team that we will inherit from Yatra. In Dhruv and Manish we have the founders of Yatra. We feel they will help us tremendously evolving and integrated Ebix travel brand that can lead in the Indian market and also allow us further expansion across the world not only in terms of travel but also in terms of all the cross-selling opportunities that it offers.

Dhruv Shringi: Thank you Robin. Just to add a few things. Firstly I would want to thank everyone for joining us today. And I also want to echoes Robin’s sentiment about how excited we are about this combination and it what – and what it means for our company and our shareholders. We started Yatra in 2006 with the mission of creating happy travelers. I’m happy to say we successfully done just that as we’ve built Yatra into one of the – one of India’s most well-recognized e-commerce brands going to become the leading corporate travel service provider with more than 800 corporate customers in one of the largest consumer travel companies in India.

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We believe this combination with Ebix will enable us to continue on that successful path. Furthermore this transaction provides our shareholders with the opportunity to participate in the significant upside potential of one of the fastest-growing multinational on-demand software and e-commerce companies in the world, Ebix.

As Robin said following completion of this transaction Yatra will become a part of Ebix caches travel portfolio alongside their brands like Wire and Mercury and will continue serving customers under our Yatra brand. Ebix’s travel business is highly complementary to Yatra’s platform and combining with Ebix will enable us to better serve our customers. This includes the opportunity to leverage Ebix’s leading foreign-exchange solutions which offer a wide variety of services to foreign travelers from 32 international airports.

As part of a larger diversified organization with the necessary scale and resources to be a leader in India’s dynamic travel market we will provide more options and an enhanced experience for our joint customers. And we’ll be an even stronger partner to our airline, hotel, car rental and other businesses we work with. We are confident that combining Yatra’s loyal customer base comprehensive service offering and multi-channel platform with Ebix’s complementary businesses will create a leading online travel platform in India’s largest corporate travel platform that will capture growth opportunities and deliver enhanced value to shareholders.

As we have gotten to know the Ebix team in planning for this transaction we’ve been very impressed by the team members’ passion and dedication and we firmly believe that they’re an ideal partner for Yatra. We are pleased deliver this transaction for the benefit of our shareholders and look forward to working with Robin and the team at Ebix as we begin a new phase of our growth and enhanced value creation.

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Finally I also want to take a moment to thank our employees for their tireless commitment and dedication to Yatra. None of this would have been possible without their hard work. I’m going to now turn it over to Robin to take this forward for us. Robin?

Robin Raina: I think without any further ado I’ll basically hand it over to the operator if you could please open it up for questions please.

Operator: Thank you. If you’d like to ask a question today please press Star 1 on your telephone keypad. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Once again it is Star 1 to ask a question. We’ll pause for just a moment to let everyone an opportunity to signal. Our first question today is from Jeff Van Rhee from Craig Hallam.

Jeff Van Rhee: Great, thanks for taking my questions guys and congratulations to everyone. It looks like a great fit. So a couple questions for me. First Dhruv, you know, welcome and certainly as we’re going to learn a lot more about your business and as you integrate with Ebix just wondered if you could take a minute and talk about your core differentiation of the platform both on the consumer as well as the corporate side. You know, and then in the context of talking about each of those subsegments talk to us maybe just briefly about what are your core points of differentiator there and I had a couple of follow-ups.

Dhruv Shringi: Sure. So hi Jeff. In terms of the platforms let me start with the platform on the corporate travel site. Over the course of the last few years we’ve built one of India’s leading corporate travel platforms and this platform today is deeply integrated into some of the largest organizations in India. These will range from some of the largest banks in India, some of the largest consulting firms in India, some big telecom players you name the sector and we are available there.

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Our product specializes in being able to handle complex workflow solutions for our customers, it integrates expense management solutions available and it also provides an extremely seamless solution for our customers to manage not just air bookings but anything beyond air as well. So it will integrate hotel services, cab rentals, bus, emergency transport services. All these VISA services, FOREX so all of these multiple products get integrated into one shopping cart literally for our customers. On the workflow side it has the ability to manage extremely complex workflow solutions. It has the ability to manage complex policy compliance and ensure an end to and seamless integrated performance and platform from booking to billing for our customers.

On the consumer side Yatra today has the largest inventory of domestic hotels. We’ve got over 100,000 domestic hotels on our platform and we continue to be the leading platform for domestic hotels in India. We are also one of the first ones to offer the booking of activities online. We’ve been participating and partnering with the Archaeological Survey of India which is part of the government of India to book all the national tourism sites. We’ve got a comprehensive booking of all the domestic flight operators, all international flight operators. So it’s a fairly comprehensive one-stop solution that we offer our customers on travel site both on the consumer front and on the corporate side.

Jeff Van Rhee: And so maybe just as a follow-up on that the – then as you look at the combinations here with Ebix as they’ve built their travel portfolio and they have a bunch of other distribution and other capabilities talk about what the—what from your perspective what are the low hanging synergies from a revenue side?

Dhruv Shringi: So from that perspective I think there are big cross-sell opportunities that it offers for our customer base. So this and, you know, this is not limited to what I’m just mentioning out here. But to give you a few instances Ebix is one of the leading foreign-exchange service providers in India and Yatra is one of the largest corporate travel solution providers right. We’ve got over 800 corporate customers on our platform. Now most of our customers are looking for a comprehensive foreign-exchange solution. So that’s one simple low hanging fruit which is there.

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On the front of technology today we’ve got multiple technology platforms, multiple technology teams. It creates an opportunity for us to put together a best in class solution combining the best of what Ebix has and what Yatra has. We’ve got obviously incremental scale advantage now given that Ebix has a fairly complementary B2B business in India and a corporate business which fits in well with Yatra. So the combined scale gives us incremental leverage with our suppliers and our partners be it the airlines, be it the GDSes, be it the hotels it provides us the incremental leverage on that front.

We also spoke about Ebix’s large distribution network on the airports. So today Ebix operates on 29 out of the 32 airports. And these are the most relevant touchpoints for any traveler. All these airport locations can be used effectively to cross-sell Yatra’s travel products and hotel products. Ebix also has a very wide distribution network of over 320 retail stores in India. These penetrate into Tier 2, Tier 3 markets and provide great access for us to take our solution much more deeper into India.

We can also leverage Ebix’s e-cash proposition, sorry Ebix’s cash proposition and prepaid credit cards which can be used to cross-sell Yatra’s travel products. Ebix has international offices across the five continents. These can be used to generate incremental demand for Yatra’s inbound business and also provide us a great expansion opportunity for taking our product, especially the corporate travel product to these international markets. Then you’ve got the opportunity to cross sell to VISA and MySolutions that Ebix has into again the large Yatra corporate customer base.

So this is just to give you, you know, a high-level summary of that. There is obviously a tremendous amount of synergy opportunity and that’s what’s driving a large part of this discussion between the two companies. Robin would you like to add anything more to that?

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Operator: Robin please check your mute function. You may be muted. Mr. Raina’s line…

Robin Raina: Hello. Can you hear me now? So yes, no sorry. Jeff do you have any other questions?

Jeff Van Rhee: Yes, yes sure absolutely. Yes…

Robin Raina: Please.

Jeff Van Rhee: But did you—I don’t know if you heard the question from Dhruv but he was just giving you the opportunity to talk about the revenue synergies. Did you maybe want to answer any comment on what you see as low-hanging fruit from a revenue synergy standpoint?

Robin Raina: I think he summed it up pretty aptly. Everything Dhruv talked about was a revenue opportunity meaning all the opportunities that he talked about in terms of cross-selling are absolutely solid revenue opportunities. Each of those areas is very, very strong in terms of the revenue opportunities that sit out there internationally across the globe. So I think I would rest at that for now.

Jeff Van Rhee: Yes and maybe Robin on, in terms of process from here maybe you can talk to I know the merger docs out there but just talk to the timeline here or shareholder votes, you know, a little more precision if you have it. I know you said Q4 for closing but any other color in the process between here and close?

Robin Raina: I think the process from here onward is going to be relatively meaning we have to, you know, there’s a number of steps that need to be laid out but ultimately culminating into the shareholder world. So as, you know, there is no finality to the date to what that timeline could be I expect the timeline is towards the end of the year Q4 basically of the 2019 at the same time as, you know, the process will be driven by a number of other, you know, the regulatory approvals that you need with respect to that of a shareholder vote.

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So I think at this point that is pretty much the, you know, there’s a number of steps that need to be undertaken with respect to the entry fee, the, you know, and also with respect to the shareholder vote.

Jeff Van Rhee: Yes.

Robin Raina: But…

(Crosstalk)

Jeff Van Rhee: Fair enough. Yes fair enough. And Dhruv just maybe a couple of other quick questions for you. With respect to the overall tone of business I know you pivoted as a business to more of a focus on profitability. I know others in the space have shown a willingness to lose money to grab share. I guess I’d love your perspective on two things where are we in that curve? Is pricing in competitiveness in the space getting much more rational as people take a cue to look a little more at profitability? And then in that context what is your commentary that you shared with investors in terms of your perspective on growth rates for your business? You know, coming into this how are you thinking about growth rates over the next three years?

Dhruv Shringi: So let me address the question around the overall market landscape and how we are looking at it.

So on the overall macro front we’ve seen the market beginning to show early signs of rationalization. And we are beginning to benefit on account of that as well. Also given that a large part of our business comes from corporate travel and B2B distribution these businesses have traditionally been profitable and continue to be healthily profitable. So the impact of overall consumer competition on our business has been limited to that extent.

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With regards to, you know, our future outlook and revenue growth we will be leaving our earnings shortly. We’ll have a call over the next few days and maybe we can share more information at that call around the earnings part of it. I think at this call it might be better to focus more on the actual transaction as opposed to the earnings part.

Jeff Van Rhee: Got it. Fair enough. That’s it for me. Thanks guys.

Robin Raina: Sure, thank you.

Operator: Once again it is Star 1 to ask a question. We ask that you please restrict yourself to one question. If you have additional questions you can reenter the queue for a follow-up question. If you find that your question has been answered and you would like to remove yourself from the queue please press Star 2. We’ll move on to Phillip Fine from Constantina Capital.

Phillip Fine: Hello I didn’t hear part of the like in the answer to the previous question of about which country’s antitrust regulators need to approve. Does the US, does India? I presume no other countries possibly. And then also I wonder if the Ebix shareholders have to approve issuance of the new pref shares? That’s all.

Robin Raina: Yes hi. I think your answers to the broader questions are the first question is related to whether we needed any approval from an antitrust perspective.

Phillip Fine: Right.

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Robin Raina: It would have been India but there is no such requirement in India from an antitrust perspective simply because there is enough competition in the market with respect to the travel portfolio. There are hundreds and thousands of players in India. So having said that the second answer, I think your second question was approval. Does Ebix need an approval? No we do not need any such approvals.

Phillip Fine Okay. Thank you.

Operator: And we’ll hear next from Peter Mondejar from Tripletail Capital.

Peter Mondejar: Hi guys. Thanks for taking my call congrats and good luck on the merger. I had a couple of questions related to the transaction itself. One in the March press release it talked about a, like almost like a put where we could sell Yatra shares back to the company two years down the road. I look at today’s press release and it talked about redeeming the preferreds instead. Does the ability to sell those shares, the common shares still exist?

And then my second question is how will the rest of the warrants be taken out? Is said in the press release that, you know, you’ll issue some shares to take out half of the existing warrants but what happens to the rest of the warrants? Thank you.

Dhruv Shringi: Sure. Hi, this is Dhruv. So in terms of the first part of your question with regard to the preferred the preferred will carry the point embedded in it. And at any point in time a shareholder has the option of converting the preferred into an Ebix common which is obviously freely tradable. With regards to the other part on the warrants...

(Crosstalk)

Dhruv Shringi: Sorry go on.

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Peter Mondejar: So okay. If we convert the preferreds we can’t sell that back to you guys right at the how it was kind of described in the March press release?

Dhruv Shringi: That is correct. So once you convert…

Peter Mondejar: Okay.

Dhruv Shringi: …to common then you lose the put right on that.

Peter Mondejar: Got it.

Dhruv Shringi: And with regard to the warrants 50% of the warrants will be converted by Yatra beforehand and 50% of the warrants will convert into Ebix warrants on the same mathematical conversion that it would have had had they continue to remain as Yatra warrants.

Peter Mondejar: So is that like at the 36 cents, 37 cents?

Dhruv Shringi: It will be on a pro rata basis as adjusted for the exchange ratio.

Peter Mondejar: Okay. I take it as it’s going to be similar to how Yatra takes the other 50% out?

Dhruv Shringi: They will convert into Ebix warrants on the…

Peter Mondejar: Okay.

Dhruv Shringi: … Basis of, you know, what would just be a simple mathematical exchange ratio.

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Peter Mondejar: Oh okay got it, understood. Thank you.

Dhruv Shringi: Yes, yes sure.

Operator: Our next question is from Alan Klee from Maxim Group.

Alan Klee: Yes congratulations. So somewhat following-up with that including all these warrants what would be the fully diluted share count for Ebix pro forma?

Robin Raina: Well I think that’s a difficult question to answer Alan simply because of the fact that, you know, what will happen is we’re issuing preferreds. So we still have to work with a lot of with respect to whether these preferreds are going to be counted in the diluted share count or not simply because of the fact that these are preferreds and so we’re not absolutely clear on that whether that would be counted or that won’t be counted as yet so working through the technical accounting rules to figure out how that would be counted.

With respect to the warrants there’s a black shoal that gets applied to it. So say hypothetically 50% of the warrants get transferred ,there will be some effect of black shoals that will come in there. But ultimately our present maps when we made that, when we find the more general comment it was somewhere around—don’t hold me to this but it was approximately somewhere around that a warrant holder could convert into a Ebix share somewhere around $100 or something like that by paying that amount of money to convert it into a Ebix stock. So however as you know the black shoals applies on it in terms of taking some of the, you know, with respect the (dilutive) share count.

Alan Klee: Okay thank you. And then you don’t—you guys already touched on this but just help educate others a little bit more in terms of the competitive environment I was trying to understand you have competitors that are India based. But is there anything about the Indian market that makes it more - that’s a barrier to entry to a degree to some of the larger international or the US travel firms being major competitors?

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Robin Raina: Yes Alan that’s a great question. So traditionally if you look at the Indian market international players have really not succeeded in India. I think that’s as you can see that the prime operators, you know, if you look at the leaders in the market you could count them on your fingertips in terms of who those are. And with this merger the - we are discussing on this call you would basically be talking about two clear leaders in the market. One would be Make My Trip and the other one would be the EbixCash travel portfolio which will include Wire, Mercury and Yatra as the three brands.

Our intent is to look at - we want to look aggressively at these three brands. We want to create a very cohesive portfolio, travel portfolio which can internationally grow. So having said that if it’s kind of the way the Indian market works it’s kind of very hard to have that for an international operator to come in and have that kind of an expanse within the Indian market. I think Dhruv talked briefly about how we - Ebix today has 320,000 outlets for example. What that does is it gives me 320,000 points of presence in terms of having, you know, people who serve to have subagents to sell your platform.

Similarly I’ll give you an example of I think I think in my previous investor call I talked about some of the other areas like markets like Singapore where we intend putting in with a very large MNC a big very large international player who had all the High Street location. We realize that a partnership whereby their high speed locations still become travel outlet for us.

So having said that there is absolutely tremendous synergies between the two companies with respect to how we go on with the market with respect to whether it is a corporate sector where Yatra is a clear leader countrywide, you add to it our strength through the Mercury brand that we have, add to it the strength that we have, the leadership position we already occupied through our Mercury brand in MICE, in the MICE business. And then you take our strong position in the B2B markets where we have all these agents because of the Wire brand you combine that and you’ve created a clear leader an undisputed leader in the B2B corporate sector.

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And so and on the other side you have the consumer sector wherein Yatra already has a pretty strong position. So what it will do for us is it does two, three things. One is obviously when you combine the two portfolios you get tremendous purchase power with your providers. You also get tremendous purchase power with the governments of the tourism department of countries.

So because one of the things companies do well on, travel companies do well on they get tourism department of various countries to provide subsidized some of our marketing providing us hard dollars. So when you do—when you combine the purchase power you have that much extra power with those tourism departments.

Thirdly in terms of, you know, from a perspective of cross-selling opportunities what it does for us is it puts us in a very unique position which no other travel provider international or domestic has which is that EbixCash already has a very strong position in areas like Forex for example, prepaid cards for example, MICE for example. We are now entering—we have in recent times I recent – last call I talked about the VISA market where we were and we want to interface the entire solution.

We also have a cab service in the form of cabs which is an absolute perfect fit into the corporate market where Yatra leads into where Yatra is a clear leader. So you interface all these solutions together. When you interface these solutions what you’ve done is you’ve become a unique provider by (south).

Because what will happen to the EbixCash travel portfolio, what’s going to happen is that we would be the only provider who would be able to say, look, if you want to fly, let’s say, from Mumbai to Rome, we’re the only one who will say, look, I’ll get you the visa. I’ll be able to get you the visa.

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I will ((inaudible)) get you an airline. I’ll get you the cab here. I’ll get you health insurance. I’ll get you travel insurance. I’ll possibly provide you hotel insurance.

And, incidentally, I will get you the (4X) card for 82 countries or 83 countries that you could travel across, hand over your foreign currency in whichever form you need.

And, incidentally, you know, take up the airline, hotel, the traditional stuff and also take care of rental cars and cars and everything.

So, what you did, is you’ve created a one-stop-shop, a single window approach with no other travel provider in the country or an international operator can provide today.

So, that provides us with a very unique – you create a market by itself. I call it a paradigm shift. What we are doing through this acquisition, we’re creating – when you have – when you’ve created the clear leader and you have a different concept in mind, you’re ((inaudible)) have been end-to-end processes.

You bring in – first you become a leader. Now you bring in all your end-to-end processes into it. You’ve almost led them – you have basically become a leader in the market in creating a paradigm shift, in creating something which the other providers don’t have.

So, what you do, you create a market by itself. After that, the travel technology that we have, we recently made a purchase up, ((inaudible)) for example.

Obviously what that does for us is, not only are we able to sit in the – synergize our travel technologies between ((inaudible)) and Ebix, what we are also able to do, we innovate our guiding the entire (India) travel markets with ((inaudible)) technology.

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Because ((inaudible)) platform already is the backbone of technology of some of the largest (competitors) that are existing in the market space.

While we intend to keep it completely non-aligned, but at the same time, provides us a tremendous insight into the backend side of the market also in terms of clear interfacing and (edge) also.

We can do things way faster than any other provider can do simply because we own the backend technology and the framework that goes into it and so on.

So, I could go on about this. It puts us in a rather unique position with respect to creating the so-called paradigm shift.

Alan Klee: Okay, that was very helpful. Thank you so much and congratulations.

Robin Raina: Thank you, Alan.

Operator: Our next question is from (Andrew Carion) from the University of Notre Dame.

(Andrew Carion): Hi. Thanks for taking my call. My first question relates to the EbixCash IPO. How do you – do you imagine that the NASDAQ listed (eics) would retain substantially all control of the Indian listed EbixCash or otherwise, how do you imagine that the preferred securities would be adjusted to account for the EbixCash IPO?

Robin Raina: I think the – if your question is, will that in a proportionate way, get translated into – the preferred equity will get translated into some kind of a direct translation into an IPO in India, the answer is no.

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It won’t have a direct correlation. However, all the shareholders of Yatra will now have Ebix shares in the parent company. It so happens that the Ebix (think), as a parent company, who shares Yatra shareholders will hold, is the parent to EbixCash.

If the EbixCash (IPO as) well, there is a very good chance that it will get reflected in the Ebix stock. You see, if we are talking about a very large IPO, which we believe is worth, in our mind, at least – in our mind, it’s worth a few billion dollars.

If that IPO is worth a few billion dollars, that should automatically get translated into the overall results in Ebix Inc.’s market cap and automatically the shareholders of Yatra, who have now become Ebix shareholders, they’ll automatically gain.

So, I think that’s the process. That probably should give you an answer to that question.

(Andrew Carion): Right. So, just to clarify, do you imagine that the NASDAQ listed company would retain most of the ownership or that it would be a complete separation of EbixCash?

Robin Raina: No, as of now, our intent is that Ebix Inc. will be the parent of EbixCash.

(Andrew Carion): Okay, great. And maybe this is a question for Dhruv. Just a clarifying on the warrants, so as I understand it, Yatra will tender for the warrants at .075 newly issues Yatra shares up to 50% of the warrants and then the remaining warrants will be assumed by Ebix effectively at, instead of an 11-1/2 strike, $115.

If you have more than 50% tendered, would you eliminate more than 50% of the warrants?

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Dhruv Shringi: The warrants actually have a provision, what we then massaged out here, of being done on a pro rata basis. So, if we do get more than 50% of the warrants tendering, the adjustment will have (only) on a pro rata basis up to 50%.

(Andrew Carion): Okay, great. And then just one last question for me is, is for Dhruv, just maybe it would be helpful to get kind of your, you know, high level thoughts on, you know, obviously the travel industry.

Up until now you were a pure player in both corporate and the consumer side which is a pretty attractive place to be in India.

How did you get comfortable with the organic growth in the 4X and remittance space that Ebix has a pretty phenomenal position in, in India and also the, you know, insurance exchange kind of software offerings that Ebix has in the US, Australia, UK and many other markets?

Dhruv Shringi: Sure. So, firstly, addressing the India part, I think the India part, the key to all of this was this phenomenal cross-fill opportunity and the complementary nature of the businesses.

I think that was the key driver for us to sit down and start having those conversations. So, when we looked at it, Ebix has a very strong physical presence, right.

Ebix follow a ((inaudible)) strategy and that strategy allows them to go quite deep into tier two, tier three markets in India.

Now, as interim levels are continuing to grow, we are seeing travel expanding beyond just the metros into tier two, tier three markets.

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From an online point of view, customer acquisition cost in these markets, still tends to be relatively higher. But given the kind of physical presence that Ebix has, this allows us to combine and bridge pretty much the online and offline world in terms of creating an online to offline strategy.

So, that synergistic approach we thought was going to be very accretive for both the organizations as it would enable us to access a much larger market at a significantly lower cost of acquisition.

And that optimization of marketing spend is what’s then going to generate the incremental positive returns.

Also, in terms of (4X), now (4X) is a very fast-growing market in India again. Given the sharp rise in income levels, we’ve seen a high demand for international travel and that international travel leads to obviously incremental demand of foreign exchange.

So, that sits in very well, again, with what we are doing on the travel side. So, our consumers, both ((inaudible)) consumers and corporate consumers, have an inherent need for foreign exchange when they’re traveling overseas.

And by doing this, we can, as (Robert) highlighted, create a one-stop-shop for them. So, the on ground synergies for both the businesses to combine are very compelling.

And that was the key driver for this transaction. With regards to the insurance business, Ebix has been an international leader in that it’s a business which is very well-integrated, and in their customers, it creates literally an annuity kind of revenue stream for them.

So, that drives a very high degree of operating profit for Ebix. So, that’s the other part of the business, which is, as you’ve got literally a great synergy again on that front as well.

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You’ve got a very stable core generating high cash flow. And then you’ve got this high growth engine which is now going to deliver incremental returns out of India.

Robin Raina: So, (Andrew), to add to your question with respect to insurance, I just want to add, we have undertaken a lot of effort over the last 1-1/2 years to put up an exchange in India, an insurance exchange in India, because we think that’s going to be a very large opportunity.

So, we created a joint venture with India’s largest financial institution and one of the oldest financial institutions that India has had is Bombay Stock Exchange.

So, we’ve created a joint venture with Bombay Stock Exchange. What we have done in – we have created the technology backbone and launched a number of lines and made them really work with respect to interfacing our distribution exchange with 20-plus insurance carriers.

And building six different product lines that, within our – our goal is rather simple.

Our goal is that, within minutes, we want a consumer to be sitting in any remote corner of India in the last mile of India and be able to buy insurance and ((inaudible)) the insurance policy, within minutes, while the Ebix BSC exchange would act as an in between non-aligned exchange, allowing that consumer to get competitive pricing from a number of carriers and making all that work.

We’ve been waiting for regulatory approval from IRDA and the main reason for some of the delay with it, you know, typically these processes take time in India, the regulatory processes.

But one of the reasons why there was a little bit of – the priority wasn’t there with respect to can a foreign player come in, Ebix – ((inaudible)) perspective or the international player who is stepping into the market, the clarity wasn’t there for regulators.

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Would an international player – how would that be seen is that is seen as an FDI participating in an Indian distribution market. In the recent budget that the current finance minister of India announced, the finance minister made it absolutely clear that they are now allowing 100% FDI participation in distribution of insurance.

So, even that aspect is gone, so we expect the approval from (RDA) any time. In my mind, that’s a fairly large venture, because you’re talking about taking insurance into the – into every nook and corner of India.

What we are trying to do is slightly different from what India has seen. India, today, traditionally the insurance is being sold through (type) agents, what the US calls captive agents.

In India, we want to introduce this concept of having – first of all, having – creating a lot of choice from a competitiveness perspective through independent agents.

Secondly, our goal is, we believe that any shop owner, if you’re sitting in the last mile, and let’s say you’re a financial operator or you’re selling travel, for example.

We believe that that travel operator or that financial operator or that shop owner should be able to sell insurance. How does that happen?

So, we created what we call idiot-proof technology on 8-1/2 inch devices, wireless devices, whereby, as long as they have a connection, a phone connection or a Wi-Fi connection, they should be able to bind that policy through a very systematic process wherein they can do multi-coding, wherein they combine the insurance policy and so on.

So, all that technology has already been built. Now, that’s not something that India has seen until now.

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This is one of the things why I ((inaudible)) time, because we’re trying to do something that nobody else has done, which is, as I said, insurance is being sold through traditional agents and we are saying, in addition to traditional agents, we want insurance to be sold by normal shops in every nook and corner of India at the last mile.

And we – there is a self-certification process that the regulatory body allows us, wherein, we will test the confidence of them. We will teach them and following the system, how they will follow the system.

And then we would certify that insurance certification. Once that starts happening, it automatically creates B to B opportunities for us. What I mean by B to B is, that every carrier who will participate in that exchange, from a distribution perspective, will need (underlying) technology, will need multi-coding technologies, will need (clean) interaction technology.

Incidentally, as you know, Ebix is a market leader across the world in some of these exchanges.

So, we are – we have all that technology and so we’ve – we have created a separate technology effort which will dovetail with this distribution exchange which will then go to all these providers and say, incidentally, we can absolutely speed up your ability to be available for these markets.

Every carrier basically is interested in this market simply because what we provide them is a new distribution means. We take them to the last mile.

We’re thinking, if you’re a new carrier even and you are coming from US or France of even in India, you’re a new carrier, you’re a new carrier, Indian carrier, you want immediately into the northeast of the country or the south of the country where you may or may not have the lead.

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If you participate with our exchange, we automatically take you through, first of all, 320,000 locations that we have, physical locations that we have, the franchisees.

We also take you automatically through to all the 300,000 terminals that Bombay Stock Exchange has. BSE has 300,000 terminals spread across the country.

Each and every large financial institution is sitting on the Bombay Stock Exchange. And you automatically now have that ability also in addition to that.

So, the insurance opportunity is very large in India from that perspective. Now, there is also the opportunity of reinsurance. As you know, we have deployed reinsurance exchanges in London.

We’ve created the market aggregation leadership in London. It’s – most of what is happening in the reinsurance world in London is happening today on a platform called PPL.

PPL is powered 100% by Ebix, as you might be aware of that. And when you look at that, that’s something that ((inaudible)) has mandated virtually every broker, top broker from (Aon) to (Amash) to (Vers) to the top carriers like ((inaudible)) and everybody has deployed that exchange.

Now in India, we believe there’s an opportunity to navigate the insurance business from across the subcontinent, the Indian subcontinent of southeast station countries and navigate it towards India and create a hub in India.

And so we are trying to talk to the Indian government to try and see if we can somehow team up with the Indian government and create some kind of reinsurance hub wherein the business, if a building has to be reinsured in India, 10% of that business, reinsurance might be picked up by a Chinese company and 20% might be picked up by somebody in Munich.

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And another 20% is subscribed by somebody in US. That ability today, even there, to be able to do it in a fashion where the contract ((inaudible)) is there and to be able to handle all of that, we have the technology to do it.

So, it’s more a question of working with the regulator and working with the Indian government to create something because we don’t just want to create another platform in India.

We want to work jointly, like we did in London. We created a market aggregation thing where everybody aggregated on our platform. We want to do a similar stuff in India.

So, we see insurance as really as a really large opportunity in India that will stand on its own feet and that’s why we decided to team up with somebody like Bombay Stock Exchange to get it to the next level.

(Andrew Carion): Great. That was extremely helpful and congratulations again.

Robin Raina: Thank you.

Operator: Our next question today is from Jed Kelly from Oppenheimer.

Jed Kelly: Great. Thanks for taking my questions. Just circling back to the 40 to 70 cents ETF accretion you called out, just trying to get there. Does that imply that Yatra is operating around 130, 140 million at 30% margins?

And you did call out that, you know, you think you can get there in 9 to 12 months. It seems pretty quickly. I know you highlighted the cross-selling opportunities.

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But those do seem like high margins just given, you know, there is still competition in the market, right, just where – what ((inaudible)) they recently acquired in corporate traveler provider and ((inaudible)) clear trip. So, can you just talk about the margin structure pos the acquisition?

Robin Raina: Yes, let me answer that. So, look, this is why some of these acquisitions take time, simply because Ebix has a track record (upwards) of – you know, I’ve been doing this for 20 years now.

Across 20 years, there’s one thing I’m very proud of that you could talk about any acquisition that we have made and you will be able to see – I think I can only think of one where we weren’t able to move it to 30% but we were pretty aware that that won’t happen when we got into it.

And that was in India, a firm by the name of ItzCash that we acquired. And we’re always transparent about these things.

So, we have a track record of having them always more than 30% in terms of operating margin. So, when we looked at travel as a portfolio from a Yatra perspective, there was some very low lying fruits that we could see.

There are tremendous synergies. I don’t want to go into details because it would be unfair because I don’t want to be going into detail and talking about employee synergies and, you know, where are we going to save that money.

But let me give you a simplistic answer on it. We have a very detailed plan ready. So, when we talk about this 30% operating margin, this is not a vague number that we have we have thrown out.

This number has absolute detail attached to it. There’s a line by line detail. There’s a complete plan attached to it. It’s a plan which has been evolved on both sides working together.

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The good news is, we all understand the travel markets, right. We’re all – both sides are deep into the travel market. So, we understand how this margin can happen, where the synergies are and where the purchase power is.

We can also see how we can maximize working, for example, when I work I gave the example of a tourism department. I also can give you – and these are hard dollars that we’re talking about meaning we immediately know that our purchase power synergies, we already know what Yatra gets from player A and what Ebix gets from player B.

Now, there might be a differentiation between those two rates. Just combining it and going by one site’s agreement, we’ll maximize and improve the margins out of the deal.

It also gives you leverage with the international exchanges that exist in the – you know, with respect to whether we talk about the larger players that exist, whether it is a ((inaudible)) or a travel port or anybody.

When you have the kind of might and power that we all have together in terms of the reach, it provides us tremendous synergies being able to maximize the value of what you get out of each of these players.

So, there are – there is an absolute detailed plan attached to what we said. This is not a vague high-level number that we threw out. It was not a hope number that we threw out.

There’s a lot of detail attached to it, and again, as you know, there are no guarantees in business that I couldn’t sign on a dotted line and tell you that, yes, absolutely, there’s a guarantee I’ll get to 30%.

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But if you go by our past record, and also if you go by the detailed plan that we have created, the plan is pretty – in my mind, is pretty solid. It’s pretty well laid out with respect to how to get there.

It doesn’t have too many assumptions. Let me say that. There aren’t too many assumptions related to this plan.

Jed Kelly: Okay, and then just one last one for me. Are there any termination fees associated if the deal doesn’t get done? And then are there are any risks that you could see of a potential of the deal falling apart?

Robin Raina: Yes, there is a termination fee. There’s a very strong termination fee. Both the sides agreed that it makes sense to, once we were all both agreed on it, there’s a – it obviously is a big commitment from Yatra side.

It’s a big commitment from Ebix side. So, we put in pretty solid termination fees. Wherein, you know, if a transaction doesn’t get done and one side pulls out, because of whatever reason, we would have to pay the other side a termination fee, you know, with respect to that.

So, I think if I remember the number correctly, the high level number is somewhere around – it’s around $8 million or something like that.

Jed Kelly: And then just – I guess one more for me, and I know, Dhruv, you guys are reporting next week, but any commentary on the ATV lawsuit?

Dhruv Shringi: Yes, so the ATV matter is currently sub-(jurist). And the high court has appointed an arbitrator at our behest. And the arbitration proceedings have already begun.

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We remain very confident that whatever provision we’ve carried in our books should be sufficient to cover anything that comes out of the arbitration proceedings.

But it is going to be – it will take a couple of quarters before the arbitration proceedings get done.

(Crosstalk)

Jed Kelly: Sorry, go ahead.

Male: Yes, go ahead.

Robin Raina: Yes, so no, all I was going to say was, if I had to add something to it, I think we see this as a simple earn out dispute. Ebix – from an Ebix perspective, we looked at it, you know, as a part of our new divisions and we’ve been through a lot of earn-outs.

We saw that as a simple earn-out dispute. One of the good things was there’s already – the matter has gone to the high courts. We feel there’s an independent arbitrator looking at it, whatever the ruling comes in.

We looked at it from an independent perspective, looking at what’s the range of where it could land up and we’re quite confident with, you know, what we saw there from a perspective or what the company had accrued and also what the company was presenting.

We also looked at some of the outside reports from the big three presenting whether they agreed with those accruals and stuff like that. And once we saw all that and we got pretty comfortable with where Yatra is respect to that issue.

Jed Kelly: Thank you and congrats on completing the merger.

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Male: Thank you.

Male: Thanks, Jed.

Operator: Our next question is a follow up from Peter Mondejar from Tripletail Capital.

Peter Mondejar: Hey, guys, it’s me again. I’ve got a couple really, I think, easy, basic questions. For the preferred, is there a timeframe for a conversion or just any time you can convert?

Robin Raina: You can convert at any time. There’s no timeframe attached to it.

Peter Mondejar: Okay, and my last one is, the deal seems to be based on Ebix share price of $49.05 which is the 15 day ((inaudible)). You know, there’s a process to get this deal approved. Is that how the final price is decided, a ((inaudible)) price, or is it going to be that price?

Robin Raina: I don’t understand your question. Can you please repeat your question?

Peter Mondejar: Yes, so, from the press release, it says that, you know, based on the trailing 15 day ((inaudible)) of Ebix, (time is that) $49.05, you get an on as converted basis of (four $90) per share.

So, I’m just – I just want to understand, like, when this closes, are those prices going to be the prices or can those change?

Dhruv Shringi: Yes, so the deal actually is based on an exchange ratio. The exchange ratio, which is there, is that ((inaudible)) common share will convert into .05 shares of Ebix preferred.

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And each Ebix preferred can convert into 20 Ebix common shares. So, if you do the implied math on that, what you’re looking at is that, you know, the simplistic ratio would be one Yatra common is worth .09998 of an Ebix common share.

And that ratio will continue to be there. And this will get crystalized – you know, (that’s actually) an exchange ratio. This is not a fixed price deal the way you were looking at the 4.9 number.

Peter Mondejar: Right. Okay. Okay, that’s all. Thank you.

Dhruv Shringi: Sure.

Operator: We’ll go next to Chris Boova from Columbia.

Chris Boova: Hey, guys, just a question about Ebix. In Ebix, Q3 ’19 filing, Ebix provides some pro forma revenue showing acquisitions as ((inaudible)) both periods of comparison.

Those numbers show that Ebix’s overall business fell about 7% in the most recent quarter. If we strip out the non-Indian revenues, which is the core Ebix, those revenues fell about 10% versus a year ago.

That suggests that pro forma EbixCash revenues fell approximately 5% on a year-on-year basis. If we do the same analysis for all of 2019, EbixCash pro forma shrank as well.

So, my question is, why is EbixCash flat to down and do you expect to be able to turn this around prior to completing the IPO?

Robin Raina: So, Chris, I think you didn’t read it correctly because I’ve answered this question many times over earlier also.

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EbixCash showed absolute growth and we actually did a separate release just talking through. The pro forma is a mathematical accounting we are presenting and it takes a lot of (assumptions) in it.

For example, what it does is, it takes – let’s say if I bought somebody’s business and let’s say they were reporting $10 of revenue. Now, let’s say, I didn’t buy a particular division or I didn’t take over a particular – I killed $2 of revenue completely on day one.

In my pro forma, I still have to show $10 of revenue. That’s the first problem I have. Second is, the way we account for even that revenue is going to be different.

Sometimes what companies have done, they reported their revenue on a DMV basis. And we have no way to come in and strip that out to streamline it to our way of doing things.

Ebix (does a net) revenue. Ebix’s both revenues, with respect to what we earn out of it, we’re buying companies who, most of the time, have been reporting revenue as a DMV basis.

What I mean by that is, you do $100 of transaction and, for example, we might be reporting that revenue as $10 and they might be reporting it as $100.

So this is completely different from what happened in there. Thirdly, you also have to take in pro forma math and asset maps. And what an asset map means is, I’m going to look at — for example — the I have to take — for example — we bought a business let’s say in April of 2018. Now I have to add back — in my 2018 numbers — four months of numbers from their numbers of what they had.

Now, it becomes today difficult for us to do that. And in that math, we have no control over what they did. We made a lot of acquisitions where we — for example in last year, in 2018 — we bought I think six businesses. Towards the end of the year we bought at that time ((inaudible)). And if you are buying that many businesses, what will happen is you have to inherit—you have to add asset maps of ten months, and you’re going to add actual of two months.

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So when I report my pro forma, my pro forma is actually showing actual of two months and ten months of their past numbers. So it’s not really an apple-to-apple comparison. It’s not really giving you a clear metric. What gives you a clear metric with respect to EbixCash business we put out a pretty clear, substantial, black-and-white press release which actually walks you through — division by division — organic growth rates. And those organic growth rates are all the way ranging from 25% to 33% in India, in EbixCash operations.

So focused where—this is more often how a pro forma math is calculated versus what has actually happened on EbixCash on the ground. And that is part of the reason why we put out the separate release talking through — division by division — the growth that we have shown in EbixCash operations in India. And we broke it down by product and also by overall EbixCash organic growth.

Chris Boova: Okay, so just to ask it, you think EbixCash is growing organically currently at 25% to 33%? Did I hear that correctly?

Robin Raina: Yes, there was only one area where we showed de-growth, and that was in the—we took a conscious decision in the area of retail cars where we actually de-grew that business by almost 26%, because we didn’t see the margins coming into that business. And that’s the business I talked through in the beginning of my talk—you know, when we bought the ItzCash business, we didn’t see the possibility of growing it to the degree that we wanted to grow it, so we took some of the—trying to make it more profitable, we gave up on some of the — what we call — bad revenue sources. But other than that, we broke it down by each and every category—whether it is travel, whether it is Forex, whether it is travel technologies, whether it is the startups. I mean, take a simple example of a startup like Routier, where we bought it, they were doing around $48,000 of revenue, they had done—since inception. Last quarter when we reported the revenue, in one month, we had done $960,000 of revenue for that particular startup. So I could go each and every area and walk you through, but basically, yes. The answer to your question is, on an average we’re growing at almost 25% with respect to EbixCash year over year.

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Chris Boova: Okay, thank you.

Operator: And we have another follow-up question from Jeff Van Rhee from Craig Hallum.

Jeff Van Rhee: Yes, great, thanks for taking my follow-ups. A couple from me. Robin, specifically on the accretion, could you just clarify on the 40 to 75 cent range, what are the differences in assumptions from low to high end? And in particular, what are you assuming for conversion of the preferred shares?

Robin Raina: I think from a conversion of preferred share, what I’ve done is I’ve taken the range, and part of the reason I’ve taken that range is simply because of that factor. And, you know, otherwise I would have just said 40 cents, or I would have said 75 cents. The reason I’ve said 40-75 cents is simply because of that range, because preferred is included into our count, the overall number is going to be at the lower range of it if it’s counted in the diluted share count.

And if it’s not counted in the diluted share count, then you would have a higher range from a GAAP EPS perspective. However, from a non-GAAP EPS perspective, that number might still be the 75 cents simply because of the fact that there might be a notional accounting of something in your share count. But at the same time if those preferred shareholders have not converted into diluted shares, then truly your diluted share count from a true perspective hasn’t grown, because you haven’t really issued hard-coded shares.

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And on paper, it will stay as a—the paper they will hold is off a preferred share. So that is why you have two different numbers attached to it that on the lower side I put the 40 cents number, and on the higher side I put the 75 cent number, in terms of the EPS numbers.

Jeff Van Rhee: Got it. Okay, and then I have two others. With respect to the path to the IPO in terms of Q2 ‘20, at this point you’ve got a pretty broad range of capabilities. Is this the take-the-field entity? Or are there any other incremental feature/function capabilities, platforms, things that need to be added to the platform?

Robin Raina: Well, I think if you—do you want to answer that question? Please, go ahead.

Dhruv Shringi: I think the question, Jeff, if I understand correctly—you were trying to figure out if we need to do anything else from an overall EbixCash India IPO perspective? Are there any other areas…

Jeff Van Rhee: Yes, correct.

Dhruv Shringi: …that we need to strengthen the portfolio?

Jeff Van Rhee: Yes, I mean, across the board with respect to all of the things you have, are there any other key incremental pieces either needed on the travel side or elsewhere?

Dhruv Shringi: Sure. I’ll comment on the travel side, and then Robin can add more on the other areas as well. I think on the travel side; we’ve created a very comprehensive solution going. It puts in very interesting pieces that ((inaudible)) about building out an overall strategy — an online to offline strategy — and I think from that perspective, we’ve got everything that we need to be able to create a successful IPO.

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If there are other interesting opportunities that come up, we’ll evaluate those on a case-to-case basis. But we’ve got all the ingredients in place right now from a travel point of view to get to a successful IPO.

Jeff Van Rhee: Got it. And maybe, Robin, just anything else? I know you’ve got—you talked about the insurance capabilities. You’ve obviously got financial back office capabilities, pretty broad. You’ve made some big strides in ((inaudible)) and other areas. Anything else that’s sort of front of mind to the extent you can share? Robin, are you there?

Robin Raina: Jeff, not really ((inaudible)) from a market perspective — when you look at IPO perspective — from an IPO perspective, there’s no real stumbling block with respect to feature functionality that we’re waiting on. We already have the kind of growth rate that we would like to show in the—from an IPO perspective. We have the largest financial exchange out there in India.

We have—with the Yatra acquisition, we’ll now have a leadership position in the B2B and corporate side of the travel market. So we feel we have all the pieces available with respect to—you know, we can obviously continue to add newer things like ((inaudible)) that I talked about. To me, that is the cream. That’s more icing out there from a perspective of increasing—improving our capabilities.

But I don’t believe that from an Indian market perspective — from an IPO perspective — there is—there hasn’t been a company in India with the financial metrics that we would like to bring from a perspective of the software—financial software industry, or the insurance software industry, or the travel software industry. We will be the largest—most profitable player in the market.

Most of the players who exist today in the travel markets are losing money, especially the so-called players who are the larger players. So we feel we have some very unique propositions out there from an IPO perspective.

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I don’t see any stumbling blocks with respect to feature functionality that we’re waiting on from an IPO perspective. We just have to go through the traditional step. So appointing bankers and also the traditional stuff of working through with regulators, getting our prospectus approved, and stuff like that.

And we are at a pretty—we are continuing to move forward in that direction with respect to working with key players in the market to get to that point of launching possibly an IPO in the second quarter of 2020.

Jeff Van Rhee: Got it. I guess just last two from me, then. Certainly understanding your conservatism—I think you commented about the Indian IPO, you referenced a couple billion. But I just want to be clear, you’re talking about $600 million in annualized revenues, 30% operating margin, so you’ve got about $180 million in operating income. That’d be about 11 times — if you’re talking just $2 billion — so 11 times operating income. You’re talking about 20% organic growth.

Anything in there I’m missing? Because certainly 11 times operating income for that doesn’t sync with what I’ve been publishing. It seems to me that’s worth teasing them out more than that. But are you comfortable at all with those ((inaudible))…

Robin Raina: So first of all, no, Jeff, I didn’t say $2 billion. I said a number of billion. So I didn’t say whether it is $1 billion or $2 billion. And clearly, I believe that this—I would be very disappointed, for example, if our valuation is $2 billion in India. I—because that would be a very low valuation. Again, with—the proof lies in the pudding. I couldn’t tell you today with any guarantee what’s going to happen.

But traditionally, what had happened in the financial markets in India, if I go look at generic studies of what has happened, the average is somewhere about 30, is what the valuations have come through with respect to the—in the financial industry with respect to some of the players. Now, do we get that 30-plus or 35 or 37 or 32? I couldn’t tell you. But if you go by the averages, that what had happened traditionally in the market.

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So I think it’s a bit early for me to comment about it. Obviously we are hiring just the right bankers — the top bankers nationally, internationally — to pursue this ideal in a—on a very solid footing. We believe we have all the right fundamentals. Our bankers believe that we have all the right basics to get there. But again, we’ll have to—you know, we will know when we know, and you will know.

So I don’t think I wanted to — by any means — say that I think it’s a $2 billion IPO. But I would be clearly disappointed if that’s the number that we get out of this.

Jeff Van Rhee: Fair enough. Thanks for the clarification. Then the last one from me. Just back to the domestic business or the non-EbixCash business, if you will. To (Chris)’s earlier question talking about growth in the domestic markets, you’ve talked about a return to growth. You’ve talked about one particular consulting piece of the business that’s shown declines, but the other piece is growing, and that you thought you would return to growth. Has anything changed in your thinking about the domestic business?

Robin Raina: No, not at all. I think you—I have defined that in pretty much detail in the last call, that when we say that the US business — for example the insurance business — that’s a very solid cash cow business for us. Anything we work in—whatever we do in the insurance businesses across the world, we—they’re very highly margin intensive. And we’ve done very well with that.

Now, what has happened in the US businesses—and I’ve been very detailed, I have laid out detailed numbers for our investors to understand what business in the exchange market didn’t come down at all. What has happened is that we actually had ((inaudible)) for business where we had substantial declines, and that was mainly in the area of consulting. And earlier on we had the area of health content.

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Now the health content number has stabilized completely, and we are starting to grow that, and in fact in very recently, we talked about—you know, the ADAM International number, what we’ve been able to do, we’ve taken that content business and taken it into international markets, and we are now reporting in excess of $1 million just out of India, by creating a quarter—just by creating a brand new product line in terms of selling health content.

You know, so that’s really a $4 million new number that’s come to the table with respect to ADAM International — with respect to health content — that has been added to the pie. So ADAM—we are quite comfortable. On the consulting side, we saw pretty large declines. And that was basically, we lost two main clients. And those two clients—we didn’t really lose them. We still have them as clients.

But what truly happened, one of them was MassMutual, and another one was Knights of Columbus. And in both these clients — especially in MassMutual — MassMutual outsourced their entire IT and created a JV I believe with Cognosante. And when they did that, from one day to another, our largest client became our smallest client. And we had $9 million hole to fill just with one client—a year.

And that was something that was just imposed on us. So having said that, then we look at—when you report your pro forma numbers, for example, you’ll have to show that $9 million as a drop, which it is. Now having said that, as we go forward, we’re trying to find newer consulting clients to grow that ((inaudible)) consulting business.

And in the overall numbers, those were the two factors that were getting reflected. The health content business had come down quite dramatically, as also the business of consulting — the strategic consulting — had come down quite a bit, because of these two clients. Now what has happened is, but the remaining businesses — financial exchange businesses—had actually grown quite sizably, and that allowed us to kind of fulfill most of the hole that it created.

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And so I think today where we are, we’re trying to grow back into that strategic consulting business, and continue to grow that—we’re trying to grow that. We’ve also taken some of the ADAM content ((inaudible)) we have tried to take it internationally, and we are obviously showing some success with that, which was just reported in a separate press release, and so on.

So I think we feel good about where we are headed with respect to that business, but I don’t think you’re going to—this is—this is going to be an overall effort from perspective of—US perspective. You’re not going to see some—you know, it’s not going to be that we will—you know, as we go forward, what will happen is that our health—our insurance businesses remain our foundation—will remain contribute very strongly overall to Ebix P&L.

At the same time, what we are trying to do is, we’re trying to look for, you know, more avenues of growth, right? One of our challenges is that even if we growth the strategic consulting business — which we’re trying to grow — that business has much larger, much lower margin numbers associated with it. So one of our ((inaudible)) process today that we want to grow that business, but we want to grow it within control so that our overall numbers don’t get diluted from a perspective of P&L.

This is something as you know, Ebix is well known for. We’ve always focused a lot more on profitability versus trying to grow revenues for the sake of revenues. If I wanted, I could just continue to pick up ADAM business at sub-standard margins, and, you know, investors might be really happy just to see those great revenue numbers. But I don’t think that would do justice to what Ebix record has been, that we’ve been very strong in those operating margins over the last 20 years.

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So we are quite sensitive to making sure that we don’t ((inaudible)) for the sake of—any time a product becomes commoditized — which health content business was starting to become for us — we realized we needed to create smarter products so that we have more enterprise solutions so that we don’t get commoditized.

In the meanwhile, we decided not to take up some of that commodity business, because it was coming with nonexistent margins. So I think that’s the kind of decision-making Ebix has always been good at, that we’ve been very disciplined with picking up contracts which have margins associated with it. And that’s something that will continue from a US perspective.

But we feel very good about the pipeline with respect to what we have in the US—as also the leadership team that we have put in place in the US. And we feel good about that.

Jeff Van Rhee: Got it, great. Thanks. Dhruv, thanks for your answers, and Robin as well, and congratulations to everybody. Thanks.

Dhruv Shringi: Thank you, Jeff.

Robin Raina: Thank you.

Operator: And that’s all the time we have for questions today. Robin, I’ll turn the conference back to you for additional or closing remarks.

Robin Raina: Thank you. I think we’ve had a pretty decent, long call, so I think I would like to thank each one of our participants for joining us on the investor call. As we go forward over the next few months, I think the task is clearly cut out for us in terms of, one, in terms of getting through all the approvals to try and fast-forward the process, which Yatra will continue to do, working with the attorneys. Both sides will jointly work together to try and get there.

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I think both sides have shown solid intent, and we feel this is a paradigm shift in terms of what we are trying to do with respect to creating all these products under one roof, and creating cross-selling opportunity. So we’re quite excited about that. Having said that, I look forward to moving this forward. And I think with that, I close my remarks. Unless Dhruv has something to add, we will close the call.

Dhruv Shringi: Thank you, Robin. Just agreeing with the end sentiment. Thanking everyone for their time today, and we’re very excited about this opportunity in terms of working together with Ebix to create a truly unique proposition for the Indian travel market. Thank you, everyone.

Operator: And that does conclude our conference today. Thank you for your participation. You may now disconnect.

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NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “seeks,” “may” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger (the “proposed transaction”), integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event, change or other circumstance that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Ebix, Inc. (“Ebix”) and Yatra Online, Inc. (“Yatra”) will be unable to retain or hire key personnel; the ability to successfully integrate Yatra’s business with Ebix following the closing; and the risk that disruption from the proposed transaction may adversely affect Ebix’s and Yatra’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Ebix’s and Yatra’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Ebix nor Yatra undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Ebix expects to file with the SEC a registration statement of Ebix on Form S-4 (the “registration statement”) that will include a proxy statement of Yatra and that will also constitute a prospectus of Ebix (the “proxy statement/prospectus”). Yatra expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EBIX, YATRA AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Ebix with the SEC may be obtained free of charge at Ebix’s website at http://www.ebix.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Ebix by requesting them by mail at Ebix, Inc. at 1 Ebix Way, Johns Creek, Georgia 30097, Attn: Investor Relations, or by telephone at (678) 281-2027. The proxy statement/prospectus and other documents filed by Yatra with the SEC may be obtained free of charge at Yatra’s website at http://www.yatra.com or at the SEC’s website at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Ebix and Yatra and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Ebix’s directors and executive officers is available in Ebix’s Form 10-K/A filed with the SEC on April 30, 2019 as well as Ebix’s proxy statement on Schedule 14A for Ebix’s 2019 annual meeting of stockholders expected to be filed with the SEC on or around July 19, 2019. Information about Yatra’s directors and executive officers is available in Yatra’s Annual Report for the year ended March 31, 2018 on Form 20-F filed with the SEC on July 31, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct

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and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ebix or Yatra as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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